Exhibit (a)(11)

CONFIDENTIAL

April 16, 2010

The Board of Directors of CNX Gas

Corporation

Attn: J. Brett Harvey

Chairman and Chief Executive Officer

CNX Gas Corporation

1000 CONSOL Energy Drive

Canonsburg, PA 15317-6506

RE:     CNX Gas Special Committee

Dear Fellow Directors:

As the sole member of the Special Committee appointed and authorized to determine CNX Gas’s position in response to CONSOL’s intended cash tender offer for all of the shares of CNX Gas that CONSOL does not already own (the “Transaction”), I request that the board of directors delegate to the Special Committee the full powers and authority of the board of directors with respect to the Transaction. Enclosed is a mark-up of the resolutions of the board of directors, dated April 15, 2010, reflecting the additional authority I request. I would like to discuss this at your earliest opportunity.

Sincerely,

John R. Pipski

cc: Jeremy D. London